Troutman Pepper Locke LLP 111 South Wacker Drive Suite 4100 Chicago, IL 60606

March 4, 2025

United States Securities and Exchange Commission

Division of Investment Management

Office of Accounting

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund

Amendment No. 10 to Registration Statement on Form N-2

Filed January 15, 2025

Securities Act File No. 333-274405

Investment Company Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of our client, ABL Longevity Growth and Income Fund (the “Fund”), we are writing to submit the Fund’s (a) responses to certain oral and written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 15, 2025 and February 28, 2025, with respect to the above-referenced Amendment No. 10 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”) and (b) the responses submitted in our letters to the Staff (the “Comment Response Letters”).

Concurrently with the submission of this letter, the Fund is publicly filing Amendment No. 11 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s comments in bold and have followed each comment with the Fund’s response thereto.

I.	SEC Accounting Comments Received February 10, 2025 to Comment Response Letter dated January 15, 2025

1.	Please explain whether Lapetus is a service provider.

As disclosed on pages 3 and 31 of the Revised Registration Statement, Lapetus is a third-party service provider that develops life expectancy reports with respect to the named insured in Mortality Contracts. Life expectancy is a significant, but one of the numerous, factors that are part of the determination of the fair value of a Longevity Asset. We note for clarity, however, that Lapetus is not a pricing service provider as described in SEC Rule 2a-5. Instead, Lapetus develops life expectancy reports for longevity assets using its own resources. On its public website, Lapetus states:

March 4, 2025

“Lapetus founders created the scientific field of biodemography in 1992, which is now an internationally recognized scientific discipline designed to understand, measure, and predict the combined biological and social determinants of health and longevity in populations and individuals. Our longevity scientists have close to 40 years of experience evaluating survival data and have a deep understanding of how to access its predictive power.

In addition to our biodemographers, we have over 30 board-certified physicians with expertise in gerontology, disease management and end-of-life care. Our clinical panel uses the latest research in diagnosis and treatment and their consequence on survival.”

We note further that an affiliate of the Manager, Abacus Life Inc., holds a one-million-dollar ($1,000,000) convertible promissory note issued by Lapetus Solutions, Inc. (the “LSI Note”). If the LSI Note were to convert into shares of Lapetus Series A-2 Preferred Stock in accordance with its terms, Abacus Life’s resulting ownership interest in Lapetus would represent less than a 5% equity stake in Lapetus on a fully diluted basis. Both the LSI Note and Abacus Life’s potential ownership level in Lapetus are immaterial to Abacus Life and would not grant Abacus Life any influence or control over Lapetus’ governance or business decisions.

2.	The Staff believes that you set forth the requirements of the SubChapter M but did not describe with specificity how the fund intends to comply with SubChapter M.

a)	Please supplementally explain how the Fund intends to qualify to be treated as a RIC under Subchapter M of the IRC,

b)	Do the Fund’s holdings/strategies present any unique risks with maintaining RIC status for purposes of subchapter M.

c)	In your response, please describe what controls and/or structures have been established to manage and mitigate potential Sub-Chapter M qualification status compliance risks,

d)	Discuss the unique aspects of this asset class and how the fund will meet the Subchapter M threshold, and

e)	finally, discuss the level of tax expertise possessed by the persons responsible for conducting and overseeing tax-related functions.

Please include in the response whether the Fund’s holdings and strategies present any unique risks with maintaining RIC status for purposes of subchapter M. Please include in your response a description of what controls and/or structures have been established to maintain and mitigate potential subchapter M qualification status compliance risks.

Discuss the level of tax expertise possessed by the persons responsible for conducting and overseeing tax related functions. If anything related to unique aspects of the asset class, please include in the response.

In summary, a regulated investment company (“RIC”) is an electing domestic corporation that either meets (or is excepted from) (i) registration requirements under the Investment Company Act of 1940, (ii) that elects to be treated as a RIC, (iii) that derives at least 90 percent of its ordinary income from specified sources of passive investment income, (iv) that has a portfolio of investments that meet mandated diversification requirements, and (v) distributes at least 90% of the sum of its “investment company taxable income.”

March 4, 2025

1.

The Fund plans to meet the requirements to be treated as an Investment Company by (i) investing not less than forty-five (45%) percent of the value of its assets (exclusive of Government securities and cash items) in securities, and (ii) earning not less than forty-five (45%) percent of its net income after taxes from investments in securities. We note that fixed longevity assets, including fixed Mortality Contracts and Fixed Annuities will not qualify as “securities” for purpose of the Investment Company Act.

If and to the extent that the Fund’s other assets would not meet the forty-five (45%) percent of the value of its assets test above, the Fund may hold the fixed Longevity Assets in a controlled foreign corporation (“CFC”), thereby converting the status of those assets into securities by holding the interests of the CFC(s) rather than directly holding the fixed Longevity Assets.

2.	The Fund plans to make an election to be treated as a RIC with its first annual tax filing by filing its federal income tax return on Form 1120-RIC.

3.

The Fund expects to derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of securities or foreign currencies, or other income derived with respect to its business of investing in securities or those currencies, in each case as defined in IRC 851(b)(2). Specifically,

•

Income from investments in variable Mortality Contracts, variable annuities, structured finance products, and bonds which are securities, qualify as income from securities for purposes of IRC 851(b)(2).

•	Income from fixed Annuity Contracts will qualify as interest income for purposes of IRC 851(b)(2).

•

The Fund will also purchase fixed life insurance policies which are not considered securities. If and to the extent required to meet the RIC 90% income test, fixed Mortality Contracts may be held in CFC(s) so that the distributions from the CFC(s) relating to income from the fixed Mortality Contracts will be treated as income from securities in accordance with IRS private letter ruling 20113033.

As detailed above, the Fund anticipates that it will meet the RIC 90% gross income test to maintain RIC status, while adhering to its investment strategy.

4.	Generally, the asset diversification test can be broken into two percentage tests: (i) the 50% test and the (ii) 25% test.

a.

Under the 50% test, at least 50% of the value of a RIC’s total assets must consist of cash and cash items, U.S. government securities, securities of other regulated investment companies, and securities of other issuers as to which (a) the RIC has not invested more than 5% of the value of its total assets in securities of the issuer and (b) the RIC does not hold more than 10% of the outstanding voting securities of the issuer.

March 4, 2025

The Fund plans to meet the requirements of the 50% test while adhering to its investment strategy by investing at least forty-five (45%) percent of the value of its assets in securities of other issues (e.g., variable Longevity Assets) and at least five (5%) percent of its assets in cash and cash, cash items, and U.S. government securities (e.g., cash for repurchase obligations). As noted in the Revised Registration Statement, it is a fundamental policy of the Fund to hold at least 5% of the Fund’s net assets in cash or cash equivalents to meet the Fund’s liquidity requirements under Rule 23c-3(b)(10). The Manager will monitor to ensure that the Fund does not invest more than 5% of fifty (50%) percent of assets in securities of one issuer, and to the extent that the Fund invests in any assets with voting rights (such as Mortality Contracts issues by mutual or fraternal insurers which may have nominal voting rights), the Fund has a policy of not voting such proxies.

b.

Under the 25% test, no more than 25% of the value of the RIC’s total assets may be invested in the securities of (1) any one issuer (other than U.S. government securities and securities of other regulated investment companies), (2) two or more issuers that the RIC controls and which are engaged in the same or similar trades or businesses, or (3) one or more qualified publicly traded partnerships (including master limited partnerships). The Manager has developed a compliance program to monitor for, and guard against tripping any of the limitations set forth under the 25% test. We note that the Fund has limited its investment in CFCs to comply with the diversification limits set forth in the 25% test.

We believe that the Fund’s investment strategy poses little risk of the Fund breaching either of the RIC diversification thresholds.

5.

As disclosed beginning on page 39 of the Revised Registration Statement, to qualify under Subchapter M of the Internal Revenue Code for treatment as a RIC, the Fund expect to distribute to its Partners each taxable year at least 90% of the sum of (i) its “Investment Company Taxable Income” (as that term is defined in the Code, but without regard to the deduction for dividends paid) and (ii) its net tax-exempt income (the excess of its gross tax-exempt interest income over certain disallowed deductions).

The Manager plans to implement a RIC compliance program that will monitor the Fund’s investments for compliance with the above RIC income and asset diversification requirements on a quarterly basis. Following each quarterly review, the Manager will either confirm compliance or timely rebalance the Fund’s holdings to conform with the RIC income and asset diversification tests described above. Annually, the Manager will confirm the Fund’s (i) status as an Investment Company, (ii) election as a RIC on Form 1120-RIC, and (iii) ensure that the Fund has distributed at least ninety (90%) percent of its taxable income as required by IRC 851(b)(2). The Manager will report on the Fund’s compliance and any corrective actions taken to comply with RIC regulations to the Board at its regular quarterly meetings.

March 4, 2025

The Manager has engaged Deloitte’s tax team to provide tax expertise to assist the Fund with it tax reporting obligations, including Regulation M filings. The Manager has also engaged Deloitte’s RIC specialists to assist the Fund in reviewing and maintaining its investments for compliance with the RIC investment and asset diversification tests.

Except as set forth above, we do not believe that the Fund’s investment strategy presents any unique risks to maintain RIC status. We note, however, that the Fund has included disclosures and risk factors related to maintaining RIC status as well as certain consequences associated with failing to maintain RIC status under the section entitled “Certain U.S. Federal Income Tax Matters” beginning on page 51 of the Revised Registration Statement. As described above, the Fund has a strategy to invest the Fund’s assets in a way that will maintain RIC status. The Manager will monitor the Fund’s assets for compliance therefore on a monthly basis and share results of these reviews with the Board at Board meetings. The Manager has also engaged Deloitte tax and RIC specialists who have the necessary tax and RIC expertise to oversee the Fund’s compliance with the foregoing.

II.	SEC Legal Comments Received February 14, 2025 to Comment Response Letter dated January 15, 2025

3.

Response number 6 states that the Mortality Contracts will not be registered for resale under the federal securities laws, please supplementally explain if the response using the term “Mortality Contracts” was meant to refer to both variable and non-variable life insurance contracts, as defined in the N-2, or if this was only meant to refer to non-variable life insurance contracts.

The Fund confirms that no Mortality Contracts will be registered for resale under the federal securities laws, whether variable policies (securities) or fixed polices (not securities). Due to the nature of an insurance policy and applicable state laws, mortality contracts do not lend themselves for registration for resale.

4.

Under Investment Strategy, the Fund states that: “The Fund may invest in short-dated treasury bills and money market funds for cash management purposes.” Please move this sentence to the Prospectus Summary section on Page 1, rather than under Investment Strategy.

Please see page 2 of the Revised Registration Statement where this disclosure is included in the “Prospectus Summary” section.

5.	Please specifically disclose the structured finance products the Fund intends to invest in, including whether these products will be securities or not, and also include corresponding risk disclosure.

The Fund may invest in certain structured finance products, which are securities. In keeping with the Fund’s investment thesis, the assets underlying the structured finance products are expected to be Mortality Contracts.

Structured finance products are privately constructed pools of assets that generally are not registered securities. As such, the Fund does not expect that any structured finance product in which it invests would be registered under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

March 4, 2025

Since the structured financial products are not registered for trading on an exchange, they are less liquid than registered securities and as such these structured finance products may carry greater risk than those that trade on an exchange. In addition, the Fund would bear any risks associated with the underling investments that are held in the structured finance product. As the underlying assets for the structured finance products will be Mortality Contracts, the risk disclosure with respect to the underlying assets will be the same as that for the Mortality Contract in which the Fund invests directly. Please see page 38 of the Revised Registration Statement where the Fund has added the following risk factor related to investments in structured finance products:

“The Fund may invest in certain structured finance products, which principally will have Mortality Contracts as their underlying investments. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. Although certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the value of assets underlying structured products will rise or fall, these values (and, therefore, the fair value of structured products) will be influenced by the same types of risks that affect the Fund and its assets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its assets at below market prices if it experiences difficulty in refinancing, which may adversely affect the value of the structured products owned by the Fund.”

As noted above, the Manager expects that the structured finance products in which the Fund invests will be tied to an underlying portfolio of Mortality Contracts. The Fund will leverage the expertise of the Manager to evaluate the relative risks and returns of these structured finance products. Investing in structured finance products, which are securities, will also assist the Fund in meeting its requirements as an investment company and a RIC because investment in structured finance product securities can hold fixed Mortality Contracts and fixed Annuities.

6.

Under Investment Strategy, the Fund states that “The Manager expects that investments in the Longevity Assets will provide (i) current income from the sale and maturity of Mortality Contracts that will be distributed quarterly as and when available and Annuity Contract to pay premium on Mortality Contracts and to fund requirements for cash flow needs such as quarterly share repurchases, and (ii) appreciation on Mortality Contracts as they approach maturity.” Please clarify, if accurate, whether and how the annuities will produce income. The disclosure currently implies that the Longevity Assets provide income upon sale or maturity. Please clarify.

Please see the cover page of the Revised Registration Statement which has been revised to include the following statement: “Mortality Contracts provide revenue when sold or at maturity. Their fair value can increase or decrease as a function of the sum of paid and future premium versus life expectancy of the named insured. An annuity is an insurance product entitling the annuitant to a series of periodic payments based upon a fixed or variable rate of return” within the “Investment Strategy” section.

March 4, 2025

7.

The N-2 discloses that the Fund will invest in mortality contracts and annuity contracts. We understand that the features of those contracts can vary greatly. As a few examples, we understand that some contracts may include a “return of premium,” some policies may be purchased with existing loans outstanding, and some policies may be convertible from Term to Universal. Please revise the disclosure to ensure that all material information about these contracts is disclosed in the Registration Statement.

Please see the additional disclosure on the cover page of the Revised Registration Statement within the “Investment Strategy” section.

8.

The Manager believes that life expectancy is one of the most critical factors for accurate valuation of a Mortality Contract.” Is life expectancy one of the most critical factors for valuation for both mortality contracts and annuity contracts? If so, please restate to use the term Longevity Assets, if accurate. Please also consider bolding the sentence in quotes above.

The Fund confirms that life expectancy is one the most critical factor for both Mortality Contracts and Annuity Contracts.

9.

The Fund states that “For purposes of calculating the Management Fee, AUM is calculated as the sum of (a) the face value of any cash and cash equivalent assets and the fair value of any other assets other than Mortality Contracts and Annuity Contracts, plus (b) the lower of (x) the purchase price of a Mortality Contract plus any premiums paid therefor, or (y) the Manager’s current estimated fair value of the Mortality Contract, plus (c) the lower of (x) the purchase price of an Annuity Contract less any dividends received therefor, or (y) the Manager’s current estimated fair value of the Annuity Contract, less (d) any debt incurred by the Fund and other Fund liabilities and expenses. The Manager expects that under normal market conditions, the majority of its fair-valued assets (i.e., Mortality Contracts), will increase in value over time while the fair value of its Annuity Contracts will be written down as they pay out dividends. As a result, and because the value of the Longevity Assets cannot increase above their fair value for purposes of the calculation, the Management Fee may be lower (but will never be higher) than if the Management Fee were to be calculated on the basis of fair value. After “contracts”, please consider adding the following if accurate: “(or in the case of securities for which market quotations are readily available, the market value of such securities),” plus (b); after (b), consider adding “in the case of each Mortality Contract, the lower of”, and after (c) “in the case of each annuity contract, the lower of”.

Please see page 7 of the Revised Registration Statement where this disclosure has been revised.

10.

The Fund states that: “The Fund relies solely on one life expectancy service provider and life expectancy is one of the most critical factors for accurate valuation.” Please also consider disclosing any potential conflicts of interest Lapetus may have that might impact their life expectancy estimates.

As disclosed on page 31 of the Registration Statement, Lapetus is a third-party entity that provides life expectancy reports with respect to the underlying Mortality Contracts; please also see our response to Comment 1 above. The Fund is not aware of any conflicts of interest that Lapetus would have with the Fund, the Manager, or any of their affiliates. Lapetus is engaged in the business of providing life expectancy reports, and provides such reports to other participants in the secondary and tertiary life insurance markets, in addition to the reports it provides to the Manager. The Fund

March 4, 2025

has disclosed on pages 3 and 31 of the Revised Registration Statement that it relies primarily on a single life expectancy provider. Since the goal of a life expectancy provider is to provide the most accurate life expectancy estimate, as opposed to favoring one outcome over another, we’re not aware of how a conflict of interest could influence the outcome of a life expectancy report.

11.	Please confirm that the Fund will file an updated power of attorney signed within at least the last six months and that specifically references this filing, pursuant to Rule 483(b) of the 1933 Act.

Please see the updated power of attorney included with the Revised Registration Statement.

III.	SEC Comments Received February 28, 2025 to Registration Statement Letter filed January 15, 2025

12.

The Management Fee Calculation on page 7 states that for purposes of calculating the management fee, AUM will include “…the face value of any cash and cash equivalent assets and the fair value of any other assets other than Mortality Contracts and Annuity Contracts…” Please revise the disclosure to clarify that securities for which there are readily available market quotations will be valued at market value, rather than fair value. Please also make any corresponding changes to the Investment Management Agreement. See Section 2(a)(41) of the Investment Company Act of 1940.

The Fund confirms that it will use the market value of any securities that are held by the Fund which have readily available market quotations for purposes of valuation of such assets and calculating the management fee. Please see the updated disclosure included on page 7 of the Revised Registration Statement and the Investment Management Agreement.

IV.	SEC Comments Received February 28, 2025 to Public Response Letter filed January 15, 2025

13.

Response No. 1 states: “Reviewing the reports of additional life expectancy providers to calculate NAV could impact the consistency of valuation related to the entire NAV data set, since each life expectancy provider assigns different weightings to various variables and provides a different assessment. By using a consistent life expectancy provider across the entire pool of Longevity Assets, the Manager is able to conduct an ‘apples to apples’ comparison and determine a more consistent and fair value for each asset.”

1.

Please supplementally explain what is meant by a “consistent and fair value for each asset”? Is the fund suggesting that GAAP dictates that fair value be consistent period over period? If so, please explain why you believe GAAP supports this argument.

The Manager believes that by using one life expectancy provider, it will reduce unnecessary and inaccurate volatility that using multiple longevity estimates (“LEs”) would introduce when calculating Fair Value of Level 3 assets.

As noted, determining the Fair Value of Level 3 assets requires evaluation of observable and unobservable inputs. The Manager believes that using a consistent LE provider (which uses consistent and repeatable metrics for calculating LEs) will provide a more accurate view of the changes in LEs, and therefore provide a more accurate Fair Value.

March 4, 2025

2.

Please supplementally explain what is meant by “Reviewing the reports of additional life expectancy providers to calculate NAV could impact the consistency of valuation”? Is this suggesting that there is other reasonably available information about market participant assumptions that would alter the ultimate fair value determination for individual contracts? If so, given that GAAP requires maximizing observable inputs, and given that GAAP requires preparers to take into account all information about market participant assumptions that are reasonably available, please address whether this approach runs counter to GAAP.

Each life expectancy provider uses unique data sets and proprietary processes to determine LEs and the methodologies vary between different LE providers. These methodologies are not interchangeable and therefore different LE providers may have differing results on the same insured life. A significant input into the Manager’s determination of Fair Value is to understand changes, if any, to a LE over time. Therefore, it is important to use the same LE provider to have the greatest consistency of data sets and methodologies. We rely most heavily on Lapetus because we believe it provides the most accurate LE reports. We understand that Lapetus uses the entire general population life table which includes all life tables and therefore would contain all possible observable inputs. In our experience, other LE providers use custom VBT Tables (e.g., subsets of the general population) which includes certain individual experience data and can be biased based upon the selected VTB table. Using multiple different LE providers would result in increased variability in the valuation of a Longevity Asset which would result in reduced reliability of the valuation of the Longevity Assets for fair value purposes.

While the Manager may not engage multiple LE providers for each Mortality Contract, it does selectively conduct additional research, including review of additional life expectancy providers to test observable results and to weigh other unobservable inputs; these other LE reports are not used as an observable input due to the unknown variation in the probabilistic outputs, but can be considered when addressing other unobservable inputs.

14.

In developing unobservable inputs, an entity may begin with its own data but is required to adjust the data if reasonably available information indicates that market participants would use different data or there is information particular to the investment that is not available to other market participants. Please explain why it is appropriate to use other data to buy and sell but is not appropriate to use that data when determining fair value. Please also explain if all the data from Lapetus is available to all market participants.

We consider unobservable inputs that may or may not have an impact on price related to the decision to purchase or sell a Longevity Asset to optimize profits for the Fund. However, as stated in response to Comment 21 above, data from other LE providers can vary based on the selected VTB tables and any unknown biases driven by using the other LE providers’ private life tables (as compared to Lapetus’ use of a broad general population life table).

The Fund confirms that it does not have an exclusive relationship with Lapetus, and as such Lapetus will provide the same life expectancy reports to any other market participant that engages Lapetus to provide such life expectancy report. For clarity, however, another Longevity Asset investor would only be interested in the same report if it acquired another Mortality Contract on the same insured life.

March 4, 2025

15.

Response No. 2 states that: “Life expectancy providers such as Lapetus provide one input that the Valuation Manager assesses when determining an asset’s fair value and therefore can be considered a pricing service.” Please supplementally confirm that the fund considers Lapetus to be a pricing service under Rule 2a-5.

Lapetus is not a pricing service. Lapetus conducts research on an individual’s life including health, geography and other data, and uses proprietary tools to generate a longevity estimate. It does not collect and report information as a pricing service.

16.

Regarding Response No. 2 dated 1/15/2025, please confirm that the valuation designee will “act promptly in seeking to determine the materiality of a matter, and not take the 20 business days as a matter of course, in order to enable the board to provide effective oversight.” See Release No. IC-34128 [86 FR 748, 767 (Jan. 6, 2021).]

The Fund confirms that the Valuation Designee will act promptly to determine the materiality of any matter, and in no event will it take longer than twenty (20) days in making such determination.

17.

Response No. 20 states that “no persons are controlled by or under common control with the Fund”. We note that page 44 of the Prospectus under the heading “Control Person” states that “[t]he Manager may be deemed to control the Fund by virtue of its Management Agreement with the Fund” and “[t]he Manager is wholly owned by the Sponsor [and t]he Sponsor is controlled by Abacus Life, Inc.” We also note that Form N-2, Item 19 (Control Persons and Principal Holders of Securities), uses the “control” definition from Item 9.3 of Form N-2. Item 9.3 defines control as follows: “For the purposes of this Item, ”control” means (1) the beneficial ownership, either directly or through one or more controlled companies, of more than 25 percent of the voting securities of a company; (2) the acknowledgment or assertion by either the controlled or controlling party of the existence of control; or (3) an adjudication under Section 2(a)(9) of the Investment Company Act, which has become final, that control exists.” Please revise the Item 19 disclosure as appropriate.

Please see page C-2 of the Revised Registration Statement which has been revised as follows:

“As of the date hereof, the Fund could be deemed to be under control of the Sponsor, which had voting authority with respect to approximately 100% of the value of the outstanding interests in the Fund on such date. The Sponsor is controlled by Abacus Life, Inc. However, it is anticipated that the Sponsor will no longer be a control person once the Fund commences investment operations, and its shares are sold to the public.”

In addition, to the extent that the Fund establishes any controlled foreign corporations (“CFCs”), the Fund will control such CFCs.

V.	SEC Comments Received February 28, 2025 to Public Response Letter filed January 15, 2025

March 4, 2025

18.

Please supplementally explain the meaning of the term “wholistic” in Response No. 1. Conducting regulatory, legal, and individual background checks is one aspect of due diligence. Please explain what procedures the Fund or Manager undertakes to ascertain other market participants’ utilization and reliance upon Lapetus life expectancy estimates. How does the Fund or Manager establish that Lapetus’ life expectancy estimates reflect market assumptions?

The reference to “wholistic” in our prior response means the Manager’s (i) use of LE estimates from the LE providers, (ii) understanding of the market value of Mortality contracts based of its regular market participation, as well (iii) its vast industry experience and inputs from ABL Technologies which catalogues the results of past Longevity Asset investments made by the Manager and its affiliates.

The Manager understands that Lapetus reported to the State of Florida that its “actual to expected” assumptions were 94% accurate, which was consistent with reports from other life expectancy providers. The Fund is not able to confirm experience of other market participants with Lapetus LEs or any other life expectancy provider. Most market participants in this asset class are private vehicles that do not share their proprietary data or results. The Manager believes, however, that Lapetus reports are generally available for a fee in the market and any market participant can purchase a Lapetus report to be used as an input for their investment purposes.

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (917) 705-4927 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac Jr.
Thomas V. Bohac Jr.
Troutman Pepper Locke LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund